EXHIBIT (a)(5)(C)

Novo Nordisk announces completion of Dicerna Pharmaceuticals acquisition

Bagsværd, Denmark, 28 December 2021 – Novo Nordisk today announced that the acquisition of Dicerna Pharmaceuticals (Dicerna), announced on 18 November 2021, has been completed.

Following the expiration of Novo Nordisk’s cash tender offer for Dicerna, Novo Nordisk has today acquired all outstanding shares of common stock of Dicerna at a price of USD 38.25 per share in cash, without interest and less any applicable tax withholding.

Novo Nordisk has been advised by the depositary for the tender offer that a total of approximately 64,946,526 shares of Dicerna’s common stock were validly tendered and not validly withdrawn in the tender offer as of the tender offer expiration at 5.00 pm EST on 27 December 2021, which represent approximately 82.6% of the total number of shares of Dicerna’s common stock outstanding.

Following the finalization of the tender offer, Novo Nordisk completed the acquisition of Dicerna today through a merger of Novo Nordisk’s wholly owned subsidiary with and into Dicerna in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 38.25 offer price per share, without interest, less any applicable tax withholding.

At the completion of the merger, Dicerna became a wholly owned subsidiary of Novo Nordisk. The common stock of Dicerna will no longer be listed or traded on the Nasdaq Global Select Market.

About the acquisition

For more information, please see:

Novo Nordisk to acquire Dicerna Pharmaceuticals including the RNAi research technology platform

Novo Nordisk A/S Corporate Communication	Novo Allé 2880 Bagsværd Denmark	Tel: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,000 people in 80 countries and markets its products in around 170 countries. For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Corporate Communication	Novo Allé 2880 Bagsværd Denmark	Tel: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90